Exhibit (a)(1)(C)

FOR IMMEDIATE RELEASE

Opportunity Investment Fund I, LLC Announces a Tender Offer for 100,000 Shares of Common Stock of Piedmont Office Realty Trust, Inc. at $4.60 Per Share in Cash

Newport Beach, CA: November 16, 2009 (GLOBENEWSWIRE) – Opportunity Investment Fund I, LLC, a Delaware limited liability company, today announced the launch of a tender offer whereby it seeks to acquire 100,000 shares of common stock (“Shares”) of Piedmont Office Realty Trust, Inc., a Maryland corporation (the “Corporation”), at a purchase price equal to $4.60 per Share (the “Offer Price”), less the amount of any dividends declared or made with respect to the Shares between November 16, 2009 and December 18, 2009 or such other date to which this offer may be extended (the “Expiration Date”), in cash, without interest, upon the terms and subject to the conditions set forth in a Offer to Purchase and a related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer” and the “Tender Offer Documents”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON DECEMBER 18, 2009, UNLESS THE OFFER IS EXTENDED.

The Purchaser, a Delaware limited liability company, has a minority interest in several real estate operating partnerships.  Neither the Purchaser nor its affiliates are affiliated with the Corporation or its management.  The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers.  The Purchaser currently has no plans or proposals regarding future tender offers with respect to the Shares.  Additionally, the Purchaser has no present intention to seek control of the Corporation or to change the management or operations of the Corporation.

Shareholders of the Corporation (“Shareholders”) who tender their Shares will not be obligated to pay any fees, expenses or commissions in connection with the tender of Shares, unless a fee or commission is charged by the tendering Shareholder’s broker, dealer, commercial bank, trust company or other nominee. The Purchaser will pay all charges and expenses incurred by Purchaser in connection with the Offer.  The Purchaser intends to fund the purchase price through cash on hand.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. IF MORE THAN 100,000 SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE 100,000 SHARES FROM TENDERING SHAREHOLDERS ON A FIRST COME FIRST SERVED BASIS, SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE OFFER. A SHAREHOLDER MAY TENDER ANY OR ALL SHARES OWNED BY SUCH SHAREHOLDER.

For more information about the Offer or to get copies of the Tender Offer Documents, please call:

Harold Hofer: (949) 275-2658.

The Tender Offer Documents are also available on the Internet at:

www.peracon.com
Username: piedmont
Password: tender

Log in to the peracon.com website by using the user name and password above and you will be directed to the Tender Offer Documents.

The Purchaser, for convenience, is utilizing the peracon.com website to host the Tender Offer Documents.  Peracon, Inc. is not affiliated with the Purchaser or the Tender Offer in any way other than providing their web site to host the Tender Offer Documents.

The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time (but shall not be obligated), (i) to extend the period of time during which the Offer is open, (ii) upon the occurrence of any of the conditions specified in the Offer to Purchase and prior to the Expiration Date, to terminate the Offer and not accept for payment any Shares, and (iii) to amend the Offer in any respect prior to the Expiration Date. Notice of any such extension, termination, or amendment will promptly be disseminated to Shareholders in a manner reasonably designed to inform Shareholders of such change event. In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO BUY NOR A SOLICITATION OF AN OFFER TO SELL SHARES. THE OFFER IS BEING MADE SOLELY BY A FORMAL OFFER TO PURCHASE AND IS NOT BEING MADE TO, AND TENDERS WILL NOT BE ACCEPTED FROM OR ON BEHALF OF, SHAREHOLDERS RESIDING IN ANY JURISDICTION IN WHICH MAKING OR ACCEPTING THE OFFER WOULD VIOLATE THAT JURISDICTION’S LAWS.

Contact:	Opportunity Investment Fund I, LLC
Harold Hofer
(949) 275-2658